December 17, 2019

Leigh Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
11075 Roselle Street
San Diego, CA 92121

       Re: Tandem Diabetes Care, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-36189

Dear Ms. Vosseller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences